Exhibit 21.1
Subsidiaries of TRM Corporation (formerly TRM Copy Centers Corporation)

State or Place
Subsidiary	of Incorporation
TRM Copy Centers (USA) Corporation	Oregon
TRM (Canada) Corporation [1]	Canada
TRM Copy Centres (U.K.) Limited [1]	U.K.
FPC France Ltd. [1]	Oregon
TRM (ATM) Limited	U.K.
TRM ATM Corporation	Oregon
S-3 Corporation [1]	Delaware
Strategic Software Solutions Limited [1]	U.K.
Inkas Financial Corp. Ltd. [1]	U.K.
Access Cash International LLC [1]	Delaware
TRM Services Limited	U.K.

1    TRM (Canada) Corporation., TRM Copy Centres (U.K.) Ltd., and FPC France Ltd. are subsidiaries of TRM Copy Centers (USA)      Corporation. S-3 Corporation and Access Cash International LLC are subsidiaries of TRM ATM Corporation. Strategic Software Solutions      is a subsidiary of S-3 Corporation. Inkas Financial Corp. Ltd. is a subsidiary of TRM (ATM) Limited.